UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EAGLE POINT CREDIT COMPANY INC.
 (Name of Issuer)
common stock, par value $0.001 per share
(Title of Class of Securities)
269808101
(CUSIP Number)
Jacqueline Giammarco
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 8, 2018
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269808101		13D	Page 2 of 9
1	NAMES OF REPORTING PERSONS Trident V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,336,437
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,336,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101		13D	Page 3 of 9
1	NAMES OF REPORTING PERSONS Trident Capital V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,336,437
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,336,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101		13D	Page 4 of 9
1	NAMES OF REPORTING PERSONS Trident V Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,339,901
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,339,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101		13D	Page 5 of 9
1	NAMES OF REPORTING PERSONS Trident Capital V-PF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,339,901
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,339,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 269808101	13D/A	Page 6 of 9

Explanatory Note

This Schedule 13D/A is filed jointly on behalf of Trident V, L.P. (“Trident V”), Trident Capital V, L.P. (“Trident V GP”), Trident V Parallel Fund, L.P. (“Trident V Parallel”) and Trident Capital V-PF, L.P. (“Trident V Parallel GP”) (collectively, the “Reporting Persons”) with respect to common stock, par value $0.001 per share (the “Common Shares”), of Eagle Point Credit Company Inc. (the “Issuer”), having its principal executive offices at 20 Horseneck Lane, Greenwich, CT 06830.

This filing constitutes Amendment No. 1 to that certain Schedule 13D filed on October 16, 2014 (the “Initial Schedule 13D”). The Initial Schedule 13D, as modified by this filing, is referenced herein as the “Schedule 13D,” which remains unchanged, except as specifically amended by this Amendment No. 1.  Capitalized terms used but not defined herein shall have the respective meanings defined in the Initial Schedule 13D, as previously amended.

Item 2.  Identity and Background.
The last paragraph of Item 2 is hereby amended and restated in its entirety to read as follows:

Information as of the date of this Amendment No. 1 regarding the general partners of each of Trident V GP and Trident V Parallel GP and each member of the Investment Committee of Trident GP and Trident V Parallel GP is set forth in Schedule I, which is attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information:

On May 8, 2018, pursuant to and subject to the terms and conditions of a purchase and sale agreement entered into on such date (the “OAEG Sale Agreement”), OA Eagle Group Investors, LLC (“OAEG I”) and OA Eagle Group Investors II, LLC (“OAEG II” and, together with OAEG I, the “OAEG Investors”) together acquired, on a pro rata basis, an aggregate of 1,429,041 Common Shares from Trident V, Trident V Parallel and Trident V Professionals Fund, L.P. (“Trident V Professionals” and, together with Trident V and Trident V Parallel, the “Trident Funds”), for a total consideration of approximately $25 million, consisting of: (i) 818,845 Common Shares from Trident V; (ii) 574,269 Common Shares from Trident V Parallel; and (iii) 35,927  Common Shares from Trident V Professionals. The parties to the OAEG Sale Agreement agreed to customary tag-along rights with respect to certain future sales of Common Shares.

In addition, on May 8, 2018, pursuant to and subject to the terms and conditions of a purchase and sale agreement entered into on such date, (the “EPCM Sale Agreement”), Eagle Point Credit Management LLC, which manages the Issuer’s investments pursuant to an investment advisory agreement (“EPCM”), acquired 1,357,589 Common Shares from the Trident Funds, consisting of (i) 777,902 Common Shares from Trident V, (ii) 545,556 Common Shares from Trident V Parallel and (iii) 34,131 Common Shares from Trident V Professionals, for a total consideration of approximately $25 million.

Following the consummation of the foregoing transactions: (i) 3,336,437 Common Shares are held by Trident V; (ii) 2,339,901 Common Shares are held by Trident V Parallel; and (iii) 146,389 Common Shares are held by Trident V Professionals.  Although the Trident Funds indirectly hold interests in EPCM, none of the Reporting Persons is a beneficial owner of Common Shares held by EPCM as of the filing of this Amendment No. 1.

Item 5.  Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes that there are 21,342,633 Common Shares of the Issuer outstanding, as of May 8, 2018, as disclosed in the Prospectus Supplement filed by the Issuer on May 8, 2018 pursuant to Rule 497 under the Securities Act of 1933, as amended.  Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended:

(i)
Trident V is the record owner of 3,336,437 Common Shares, representing approximately 15.6% of the Issuer’s outstanding Common Shares, and has sole dispositive power with respect to such Common Shares.  Trident V has passed through its voting rights with respect to such Common Shares to the ultimate limited partners of Trident V.  In its capacity as sole general partner of Trident V, Trident V GP has sole dispositive power with respect to, and may be deemed to beneficially own, all of the Common Shares directly owned by Trident V.

CUSIP No. 269808101	13D/A	Page 7 of 9

(ii)
Trident V Parallel is the record owner of 2,339,901 Common Shares, representing approximately 11.0% of the Issuer’s outstanding Common Shares, and has sole dispositive power with respect to such Common Shares.  Trident V Parallel has passed through its voting rights with respect to such Common Shares to the ultimate limited partners of Trident V Parallel.  In its capacity as sole general partner of Trident V Parallel, Trident V Parallel GP has sole dispositive power with respect to, and may be deemed to beneficially own, all of the Common Shares directly owned by Trident V Parallel.

Each of the Reporting Persons has disclaimed beneficial ownership of Common Shares held by EPCM, in which Trident V and Trident V Parallel each holds a minority equity interest.  In addition, each of the single member limited liability companies (and the related individuals) that is a general partner of Trident V GP and Trident V Parallel GP has disclaimed beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by Trident V and Trident V Parallel, respectively. This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

Other than the transactions reported in Item 4, each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares during the past 60 days.

Item 6.  Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated herein by reference.

Each of Trident V and Trident V Parallel has passed through its voting rights with respect to the Common Shares held by it to its respective limited partners.

The foregoing description is qualified in its entirety by reference to the complete text of the OAEG Sale Agreement and the EPCM Sale Agreement, which are attached hereto as Exhibits B and C, respectively, and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement, dated October 16, 2014 (incorporated by reference to Exhibit B to Schedule 13D filed October 16, 2014).

B
Purchase and Sale Agreement for Block of Eagle Point Credit Company Inc. Shares, dated May 8, 2018, by and between OA Eagle Group Investors, LLC and OA Eagle Group Investors II, LLC, as the Investors, and Trident V, L.P., Trident V Parallel Fund, L.P. and Trident V Professionals Fund, L.P., as the Sellers.

C
Purchase and Sale Agreement for Block of Eagle Point Credit Company Inc. Shares, dated May 8, 2018, by and between Eagle Point Credit Management, LLC, as the Buyer, and Trident V, L.P., Trident V Parallel Fund, L.P. and Trident V Professionals Fund, L.P., as the Sellers.

CUSIP No. 269808101	13D/A	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 15, 2018
TRIDENT V, L.P.

By:	Trident Capital V, L.P., its general partner
By:	DW Trident V, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V, L.P.

By:	DW Trident V, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT V PARALLEL, L.P.

By:	Trident Capital V-PF, L.P., its general partner
By:	DW Trident V, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V-PF, L.P.

By:	DW Trident V, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

CUSIP No. 269808101	13D/A	Page 9 of 9

Schedule I

Set forth below is the name and principal occupation of each general partner of Trident Capital V, L.P. (“Trident V GP”) and Trident Capital V-PF, L.P. (“Trident V Parallel GP”) and each member of the Investment Committee of Trident V GP and Trident V Parallel GP.  Each of the following individuals is a United States citizen. The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

James D. Carey General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

Stephen Friedman Member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

David J. Wermuth General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC

Nicolas D. Zerbib General Partner (through single-member limited liability company) and member of Investment Committee, Trident V GP and Trident V Parallel GP	Private Equity Investor, Stone Point Capital LLC